PUBLIC VENTURES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2023

PUBLIC

PUBLIC VENTURES, LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49951

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/2023____ AND ENDING ____12/31/2023____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____Public Ventures, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
   14135 Midway Road, Suite G-150
_____
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Schuman	945-262-9010	info@publicventures.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
   RBSM LLP
_____
(Name – if individual, state last, first, and middle name)

805 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)
9/24/2003		00587	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Gary Schuman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Public Ventures, LLC_____, as of _____December 31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____

Title:
_____CFO & CCO_____

_____

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



New York Office:

805 Third Avenue
New York, NY 10022
212.838-5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of
Public Ventures LLC
Addison, Texas

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Public Ventures LLC (the "Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial condition of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2023.

New York, NY
March 29, 2024

New York, NY   Washington DC   Mumbai & Pune, India   Boca Raton, FL

San Francisco, CA   Las Vegas, NV   Beijing, China   Athens, Greece

Member: ANTEA International with affiliated offices worldwide

PUBLIC VENTURES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS		
Cash and cash equivalents	$	5,345,114
Cash segregated in compliance with regulations		1,247,881
Investment securities, at fair value		5,771,633
Investment securities, at amortized cost		1,900,654
Clearing deposits		260,000
Fixed assets		113,114
Prepaid expenses and other assets		97,982
Total assets	$	14,736,378
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	82,602
Payables to non-customers		1,405,293
Notes payable		6,023,382
Due to affiliates, net		1,884,570
Total liabilities		9,395,847
Commitment and Contingencies		
Members' equity		5,340,531
Total liabilities and members' equity	$	14,736,378

Notes to Financial Statements
For the year ended December 31, 2023

1. Organization and Description of Business

Public Ventures, LLC, ("Public Ventures") formerly known as MDB Capital Group LLC, a Texas limited liability company (or, the "Company") is an investment banking and brokerage firm. As of December 31, 2023, Public Ventures, LLC is wholly owned by MDB Capital Holdings, LLC, a Delaware limited liability company.

Public Ventures was launched in California in 1997 as MDB Capital Group, LLC, re-domiciled in Texas as a Texas LLC in 2016, and renamed to Public Ventures, LLC in 2022. Public Ventures is a U.S. registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Texas State Securities Board. Public Ventures is a limited liability company whose managers are Messers. Christopher A. Marlett and Anthony DiGiandomenico. Public Ventures operates on a fully disclosed basis with a nonrelated FINRA member firm, Interactive Brokers, LLC ("Interactive Brokers"), and is not required to maintain a clearing deposit. Interactive Brokers is the clearing firm and custodian of Public Ventures' investments.

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited primarily to investment banking and trading. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker dealers ("PAB accounts") (as defined in Rule 15c3-3) for the period ended December 31, 2023.

Recent Transactions

In February 2021, Public Ventures applied to FINRA to add self-clearing as a line of business and received approval November 2021. In September 2023, Public Ventures became a member of the Depository Trust Corporation (DTC) and the National Securities Clearing Corporation (NSCC). Public Ventures has established self-clearing capabilities to enhance its investment banking business with both issuer and investor clients with the focus of creating a service where investment securities are issued, traded and cleared. As of December 31, 2023, the Company had not yet started self-clearing for customers. In January 2024, the Company began self-clearing for customers.

In 2021 a new legal entity, MDB Capital Holdings, LLC, a Delaware limited liability company, was formed with the intent that it would become the parent entity of Public Ventures, LLC. In January 2022, ownership of two now former subsidiaries, Invizyne Technologies, Inc. and Patentvest, Inc. was distributed to the owners of Public Ventures. Subsequently, ownership of Invizyne, Patentvest and Public Ventures was transferred to MDB Capital Holdings, LLC.

On January 10, 2022, MDB Capital Group, LLC filed a Certificate of Amendment with the Texas Secretary of State to change its name to Public Ventures, LLC. The Certificate of Amendment was declared effective as of January 10, 2022.

On January 14, 2022, Public Ventures, LLC distributed 100% of its interest in Patentvest, Inc. and Invizyne Technologies, Inc. and its subsidiary to its members in proportion to their respective interests.

On January 15, 2022, Public Ventures filed Form 8832, Entity Classification Election, with the IRS electing to be treated as a corporation for tax purposes.

On January 16, 2022, the Members of Public Ventures, LLC contributed their entire interest in the stock of Public Ventures to MDB Capital Holdings, LLC. There was no change in beneficial ownership as a result of this event.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The accompanying of financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the disclosure of contingent assets and liabilities. Some of those judgments can be subjective and complex, and therefore, actual results could differ materially from those estimates under different assumptions or conditions. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. Significant estimates include those related to assumptions used in the valuation of investment securities, accruals for potential liabilities, and the realization of any deferred tax assets.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities or remaining maturities upon purchase of three months or less to be cash equivalents. At December 31, 2023, the Company held $5,340,617 of unsegregated cash and $4,498 of cash equivalents. At December 31, 2023, the Company had approximately $3,943,000 of cash and segregated cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments. There have been no credit risk losses in 2023.

The Company's membership agreement with the DTC requires that we maintain a line of credit with our settlement bank in the amount $2,000,000, to be drawn down upon as needed for self-clearing operations. The Company has established a line of credit with its settlement bank, Lakeside Bank, which is collateralized by a $2,000,000 deposit of cash at Lakeside. The collateral amount may be withdrawn, but the availability of the line of credit is dependent upon the maintenance of such compensating balance, and is included in cash and cash equivalents on the Statement of Financial Condition.

Segregated Cash and Deposits

From time to time the Company provides deposits or enters into agreements that would require funds to be held in a segregated cash account. At December 31, 2023, the Company had $1,247,881 of segregated cash consisting of funds held in reserve for non-customers.

Investment Securities

The Company strategically invests funds in early-stage technology companies, equity securities, and options and warrants of publicly traded and privately held companies. The Company classifies investment securities as: investment securities, at fair value, or investment securities, at cost less impairment.

Investment securities, at fair value are comprised of equity investments are reported at fair value with changes in fair value recognized in the statement of operations. Purchases and sales of equity securities, consisting of common stock and warrants to purchase common stock, are recorded based on the respective market price quotations on the trade date and for warrants to purchase commons stocks were valued using Black-Scholes model adjusted for market activity of underlying public traded financial instruments. Realized gains and losses on investments represent the net gains and losses on investments sold during the period based on the average cost method. The changes in the fair value of investments during the period are recorded on the statement of operations as unrealized gain or losses.

Warrants to purchase common stocks were valued using Black-Scholes model adjusted for market activity of underlying publicly traded financial instruments. The warrants were categorized in level 2 and level 3 of the fair value hierarchy.

Investment securities, at cost less impairment are comprised of equity securities without a readily determinable fair value. The Company has elected to apply the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes. The Company will reassess whether such an investment qualifies for the measurement alternative at each reporting period. In evaluating an investment for impairment or observable price changes, we will use inputs including recent financing events, as well as other available information regarding the investee's historical and forecasted performance. The Company has assessed this investment and determined that impairment was warranted.

Investment securities are as follows:

	December 31, 2023
Investment securities, at fair value:	
Common stock of publicly traded companies (listed)	$ 2,603,578
U.S. Treasury Bonds	1,900,653
Warrants for common stock of public traded company	3,168,055
Investment securities, at fair value	$ 7,672,287

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company determines the fair value of its financial instruments based on a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Observable inputs such as quoted prices in active markets for an identical asset or liability that the Company has the ability to access as of the measurement date. Financial assets and liabilities utilizing Level 1 inputs include certain investment securities and securities sold and not yet purchased.

Level 2 - Inputs, other than quoted prices included within Level 1, which are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - Unobservable inputs in which there is little or no market data for the asset or liability which requires the reporting entity to develop its own assumptions. The Company categorizes its investment securities in non-public companies and investment securities - common stock warrants within Level 3 of the fair value hierarchy.

The Company's financial instruments primarily consist of cash, investment securities, accounts payable and accrued expenses. As of the statement of financial condition date, investment securities are required to be recorded at fair value with the change in fair value during the period being recorded as an unrealized gain or loss.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Investment securities, at fair value: These securities are valued based on quoted prices from the exchange or other trading platform. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. Warrants to purchase common stocks were valued using Black-Scholes model adjusted for market activity of underlying publicly traded financial instruments. The warrants were categorized in level 2 of the fair value hierarchy.

Investment securities, at amortized cost - This is comprised of debt securities held by the Company and are classified as investment securities held-to-maturity and carried at amortized cost if management has the positive

intent and ability to hold the securities to maturity. These securities were originally recorded at fair value and are subsequently measured at amortized cost, adjusted for unamortized purchase premiums and discounts, and an allowance for credit losses. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the interest income in the statements of operations. Interest income is recognized when earned. The Company recognizes estimated expected credit losses over the life of the investment security through the allowance for credit losses account. The allowance for credit losses is a valuation account that is deducted from, or added to, the amortized cost basis of the investment security to present the net amount expected to be collected. In determining expected credit losses, the Company considers relevant qualitative factors including, but not limited to, term and structure of the instrument, credit rating by rating agencies and historic credit losses adjusted for current conditions and reasonable and supportable forecasts. The Company currently only holds investments securities, at amortized cost in U.S. Treasury Bills, so there are no expected credit losses. Declines in fair value of these securities is due to changes in market interest rates, and because we expect to hold these securities until maturity, we do not expect to realize any losses.

A description of the valuation techniques applied to the Company's other financial assets and liabilities is as follows:

Investment securities, at cost less impairment: Non-public equity securities are valued based on the initial investment, less impairment. Since these securities are not actively traded, we will apply valuation adjustments when they become available, and they are categorized in level 3 of the fair value hierarchy since there are no significant unobservable inputs. The Company determined that a full impairment of such securities held at the year ended December 31, 2023 was warranted.

The following table sets forth the fair value of the Company's investment securities measured at fair value on a recurring basis as of December 31, 2023:

Assets	Classification	Level 1	Level 2	Level 3	Total
Investment securities at fair value	Common stock	$ 2,603,578	$ -	$ -	$ 2,603,578
Investment securities at fair value	Warrants	-	34,597	3,133,458	3,168,055
Total assets measured at fair value		$ 2,603,578	$ 34,597	$ 3,133,458	$ 5,771,633

The following table sets forth the fair value of the Company's financial assets and liabilities measured at amortized cost on a recurring basis as of December 31, 2023:

Assets	Classification	Level 1	Level 2	Level 3	Total
Investment securities at amortized cost	U.S. treasuries	$ 1,900,654	$ -	$ -	$ 1,900,654
Total assets measured at amortized cost		$ 1,900,654	$ -	$ -	$ 1,900,654

During the year ended December 31, 2023, the Company did not have any transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy.

Revenue Recognition

The Company generates revenue primarily from providing investment banking and brokerage services through Public Ventures for the year ended December 31, 2023.

Investment banking revenues consist of private placement fees. Fees from private placements are recognized in revenues upon completion of the underlying transaction on the terms of the engagement.

Brokerage revenues consist of (i) trade-based commission income from executed trade orders, (ii) net realized gains and losses from proprietary trades, and (iii) other income consisting primarily of stock loan income earned on customer accounts. Public Ventures recognizes revenue from trade-based commissions and other income when performance obligations are satisfied through the transfer of control, as specified in the contract, of promised services to the customers of Public Ventures. Commissions are recognized on a trade date basis. Public Ventures believes that each executed trade order represents a single performance obligation that is fulfilled on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. When another party is involved in transferring a good or service to a customer, Public Ventures assesses whether revenue is presented based on the gross consideration received from customers (principal) or net of amounts paid to a third party (agent) . Public Ventures has determined that it is acting as the principal as the provider of the brokerage services and therefore records this revenue on a gross basis. Clearing, custody and trade administration fees incurred from Interactive Brokers, the Company's clearing firm, are recorded effective as of the trade date. The costs are treated as fulfillment costs and are recorded in operating expenses in the statement of operations.

Brokerage revenue is measured by the transaction price, which is defined as the amount of consideration that Public Ventures expects to receive in exchange for services to customers. The transaction price is adjusted for estimates of known or expected variable consideration based upon the individual contract terms. Variable consideration is recorded as a reduction to revenue based on amounts that Public Ventures expects to refund back to the customer. There were no variable considerations for the year ended December 31, 2023.

Investment banking revenues consist of private placement fees. The Company generally does not incur costs to obtain contracts with customers that are eligible for deferral or receive fees prior to recognizing revenue related to investment banking transactions, and therefore, as of December 31, 2023, the Company did not have any contract assets or liabilities related to these revenues on its Statement of Financial Condition. During the year of December 31, 2023, all of its investment banking revenue was from one customer.

Private placement fees are related to non-underwritten transactions such as private placements of equity securities, private investments in public equity, Rule 144A private offerings and trust preferred securities offerings and are recorded on the closing date of the transaction. Client reimbursements for costs associated for private placement fees are recorded gross within Investment banking and various expense captions, excluding compensation. The Company typically receives payments on private placements transactions at the completion of the contract. The Company views the majority of placement fees as a single performance obligation that is satisfied when the transaction is complete and the revenue is recognized at that point in time.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, which are collected by Public Ventures from a customer, are excluded from revenue and recorded against general and administrative expenses.

Public Ventures does not incur any costs to obtain contracts with customers for revenues that are eligible for deferral or receive fees prior to recognizing revenue, and therefore as December 31, 2023 Public Ventures did not have any contract assets or liabilities related to these revenues in its balance sheet.

Income taxes

Public Ventures was formed as a limited liability company and has elected to be treated as a corporation for Federal Tax purposes in January 2022. A provision for Federal income taxes is included in these financial statements.

We account for income taxes using the asset and liability method, under which we would recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. We measure current and deferred tax assets and liabilities based on provisions of enacted tax law. We evaluate the realization of our deferred tax assets based on all available evidence and establish a valuation allowance to reduce deferred tax assets when it is more likely than not that they will not be realized.

Tax benefits from an uncertain tax position are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical meritsof the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, there was no accrued interest or penalties related to uncertain tax positions.

3. Recently Issued Accounting Pronouncements

There were no recently announced accounting pronouncements that were considered impactful to the Company.

4. Concentration of Credit Risk

Public Ventures is engaged in various brokerage activities in which counter parties primarily include broker dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, Public Ventures may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Public Ventures' policy to review,as necessary, the credit standing of each counter party.

Financial instruments which potentially subject to the Company's concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, and grant receivables. The Company's cash is deposited in accounts at large financial institution. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held.

5. Prepaid and Other Expenses

The Company has prepaid and other expenses totaling $97,982 at December 31, 2023 consisting of acquired intangible assets totaling $43,500, prepaid accounting and regulatory expenses totaling $39,195, receivables totaling $9,191, and other assets of $6,096.

6. Related party transactions

Members of MDB Capital Holdings, LLC also own MDB Capital S.A. (formerly known as PatentVest S.A.), which provides outsourced administrative services to the Company's Nicaragua office. During the year ended December 31, 2023 the Company, through its affiliated companies, paid MDB Capital S.A. $552,278, of which $313,255 is included on the Statement of Operations under Compensation and $239,023 is included under Operating Expense, Related Party.

The Company has an expense sharing arrangement with its affiliated companies, MDB CG Management Company and PatentVest, Inc. (its "Affiliates"), both of which are also wholly owned subsidiaries of MDB Capital Holdings, LLC. A focus of this arrangement is the sharing of certain employees, with such employee costs divided between the companies in an amount pro rata to the effort supplied, and also include certain other operating expenses paid on behalf of the Company by its Affiliates. Sharing arrangements for facility expenses are on a month-to-month basis. Conversely, the Company pays certain operating expenses on behalf of its Affiliates for which it is reimbursed. Amounts remaining unsettled at December 31, 2023 are recorded as Due From Affiliates and Due To Affiliates. In the year ended December 31, 2023, the Company reimbursed its Affiliates a total of $1,690,695, and was reimbursed a total of $199,106 for expenses it had paid on behalf of its Affiliates.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

The Company entered into subordinated loan agreements with its parent company totaling $5.9 million through the year ended December 31, 2023. The Company reported interest for these loans in the amount of $123,382 for the year ended December 31, 2023. These loans mature in Q4 2024, and can be extended for an additional one-year period.

7. Commitments and Contingencies

Net Capital Requirement

Public Ventures is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2023, Public Ventures had net capital of $7,331,449 which was $7,081,449 in excess of the minimum of $250,000 required.

During the year ended December 31, 2023, the Company entered into two subordinated loan agreements with its Parent company totaling $5,900,000. This amount, together with $123,382 of accrued interest payable, is subordinated to other liabilities of the Company, and is considered members' equity for calculating net capital, and is not included in aggregate indebtedness.

The Company's ratio of aggregate indebtedness of $3,372,465 to net capital was 0.46 to 1 compared to the maximum 15 to 1 allowable ratio of a broker dealer. Minimum net capital is based upon the greater of the statutory minimum net capital of $250,000 or 6 2/3% of aggregate indebtedness, which was calculated as $224,831 at December 31, 2023.

To comply with to DTC membership requirements, the Company has committed to maintain at least $5,000,000 of net capital in excess of the $250,000 minimum.

Clearing Deposits

The Company is obligated to maintain security deposits with the DTC and NSCC. At December 31, 2023, these deposits totaled $260,000.

Cash Reserve

The Company is obligated to maintain custody of non-customer securities and safeguard non-customer cash by segregating these assets from the Company's proprietary business activities, and promptly deliver to their owner upon request. At December 31, 2023, the Company had $1,247,881 of segregated cash consisting of funds held in reserve for non-customers.

Line of Credit

The Company's membership agreement with the DTC requires that we maintain a line of credit with our settlement bank in the amount $2,000,000, to be drawn down upon as needed for self-clearing operations. The Company has established a line of credit with its settlement bank, Lakeside Bank, which is collateralized by a $2,000,000 deposit of cash at Lakeside. The collateral amount may be withdrawn, but the availability of the line of credit is dependent upon the maintenance of such compensating balance and is included in cash and cash equivalents on the Statement of Financial Condition.

Contract for Sale of Securities

The Company entered into an agreement to sell equity securities to investors totaling $697,246, and as of December 31, 2022 certain conditions for completing the sale transaction had not yet occurred. The Company recorded the value of these securities on its Balance Sheet as Investment securities at fair value of $632,851 and recorded the commitment to sell the equity securities in Prepaid expenses and other assets on the balance sheet. The change in fair value as of December 31, 2022, of $64,395 was recorded in other operating income on the statements of operations. The transaction was completed on January 18, 2023.

Indemnification Provisions

Public Ventures has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from

the accounts of customers. Should a customer not fulfill its obligation on a transaction, Public Ventures may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. Public Ventures' indemnification obligations to its clearing brokers have no maximum amount. All unsettled trades at December 31, 2023 have subsequently settled with no resulting material liability to Public Ventures. For the year ended December 31, 2023, Public Ventures had no material loss due to counterparty failure, and had no obligations outstanding under the indemnification arrangement as of December 31, 2023.

8.   Income Taxes

As of December 31, 2023, the Company had $1,831,041 of net operating loss carryforwards for federal income tax purposes which can be carried forward indefinitely.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets and liabilities were as follows:

	December 31, 2023
Deferred tax assets:	
Stock compensation	$ 334,154
Bonus expense	75,845
Charitable contribution carryforwards	1,158
Property and equipment principally due to differences in depreciation	(950)
Impairment Expense	10,500
Net operating loss carryforwards	384,519
Valuation allowance	(483,363)
Total deferred tax assets	$ 321,863
Deferred tax liabilities:	
Investment securities	$ (321,863)
Total deferred tax liabilities	(321,863)
Net deferred tax assets/(liabilities)	$ -

Net deferred tax assets and liabilities were classified as follows:

	December 31, 2023
Deferred tax assets	$ 321,863
Deferred tax liabilities	(321,863)
Other noncurrent assets/(liabilities)	$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2023, based on projections of future taxable income for the periods in which the deferred tax assets are deductible, valuation allowances of $83,363 were recorded for tax carryforwards and attributes to reduce the net deferred tax assets to

an amount that is more likely than not to be recognized. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

In accordance with the applicable accounting standards, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. To evaluate its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy of identifying and evaluating uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules and the significance of each position. It is the Company's policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company had no material uncertain tax positions at December 31, 2023. The tax years 2020 – 2023 remain open to examination for federal income tax purposes.

9. **Subsequent Events**

The Company has evaluated subsequent events through March 29, 2024, the date which the financial statements were available to be issued. Except as disclosed above, no other events have occurred subsequent to the statement of financial condition date that would require adjustment to or disclosure in these financial statements.